Exhibit 99.2

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Three months ended March 31, 2021 and 2020

Rogers Communications Inc.	1	First Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended March 31
	Note	2021	2020

Revenue	4	3,488	3,416

Operating expenses:
Operating costs	5	2,097	2,081
Depreciation and amortization		638	639
Restructuring, acquisition and other	6	45	21
Finance costs	7	218	220
Other expense (income)	8	1	(14)

Income before income tax expense		489	469
Income tax expense		128	117

Net income for the period		361	352

Earnings per share:
Basic	9	$0.71	$0.70
Diluted	9	$0.70	$0.68
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	First Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars, unaudited)

	Three months ended March 31
	2021	2020

Net income for the period	361	352

Other comprehensive income:

Items that will not be reclassified to income:
Equity investments measured at fair value through other comprehensive income (FVTOCI):
Increase (decrease) in fair value	308	(288)
Related income tax (expense) recovery	(41)	38

Equity investments measured at FVTOCI	267	(250)

Items that may subsequently be reclassified to income:
Cash flow hedging derivative instruments:
Unrealized (loss) gain in fair value of derivative instruments	(19)	2,248
Reclassification to net income of loss (gain) on debt derivatives	144	(1,000)
Reclassification to net income or property, plant and equipment of loss (gain) on expenditure derivatives	23	(20)
Reclassification to net income for accrued interest	(6)	(13)
Related income tax expense	(15)	(291)

Cash flow hedging derivative instruments	127	924

Share of other comprehensive (loss) income of equity-accounted investments, net of tax	(5)	9

Other comprehensive income for the period	389	683

Comprehensive income for the period	750	1,035

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	First Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

		As at March 31	As at December 31
	Note	2021	2020

Assets
Current assets:
Cash and cash equivalents		801	2,484
Accounts receivable	10	2,941	2,856
Inventories		465	479
Current portion of contract assets		363	533
Other current assets		691	516
Current portion of derivative instruments	11	108	61
Total current assets		5,369	6,929

Property, plant and equipment		13,978	14,018
Intangible assets		8,931	8,926
Investments	12	2,827	2,536
Derivative instruments	11	1,315	1,378
Financing receivables	10	744	748
Other long-term assets		297	346
Goodwill		3,991	3,973

Total assets		37,452	38,854

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	13	1,238	1,221
Accounts payable and accrued liabilities		2,461	2,714
Income tax payable		281	344
Other current liabilities		306	243
Contract liabilities		354	336
Current portion of long-term debt	14	943	1,450
Current portion of lease liabilities	15	293	278
Total current liabilities		5,876	6,586

Provisions		43	42
Long-term debt	14	15,670	16,751
Lease liabilities	15	1,593	1,557
Other long-term liabilities		1,078	1,149
Deferred tax liabilities		3,121	3,196
Total liabilities		27,381	29,281

Shareholders' equity	16	10,071	9,573

Total liabilities and shareholders' equity		37,452	38,854

Subsequent event	16
Contingent liabilities	19

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	First Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity
(In millions of Canadian dollars, except number of shares, unaudited)

	Class A Voting Shares		Class B Non-Voting Shares
Three months ended March 31, 2021	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2021	71	111,154	397	393,771	7,916	999	194	(4)	9,573
Net income for the period	—	—	—	—	361	—	—	—	361

Other comprehensive income (loss):
FVTOCI investments, net of tax	—	—	—	—	—	267	—	—	267
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	127	—	127
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	(5)	(5)
Total other comprehensive income (loss)	—	—	—	—	—	267	127	(5)	389
Comprehensive income for the period	—	—	—	—	361	267	127	(5)	750

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(252)	—	—	—	(252)
Total transactions with shareholders	—	—	—	—	(252)	—	—	—	(252)

Balances, March 31, 2021	71	111,154	397	393,771	8,025	1,266	321	(9)	10,071

	Class A Voting Shares		Class B Non-Voting Shares
Three months ended March 31, 2020	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2020	71	111,154	397	393,771	7,419	1,265	263	1	9,416
Net income for the period	—	—	—	—	352	—	—	—	352

Other comprehensive income (loss):
FVTOCI investments, net of tax	—	—	—	—	—	(250)	—	—	(250)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	924	—	924
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	9	9
Total other comprehensive income (loss)	—	—	—	—	—	(250)	924	9	683
Comprehensive income for the period	—	—	—	—	352	(250)	924	9	1,035

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(252)	—	—	—	(252)
Total transactions with shareholders	—	—	—	—	(252)	—	—	—	(252)

Balances, March 31, 2020	71	111,154	397	393,771	7,519	1,015	1,187	10	10,199

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	First Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

		Three months ended March 31
	Note	2021	2020
Operating activities:
Net income for the period		361	352
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		638	639
Program rights amortization		20	22
Finance costs	7	218	220
Income tax expense		128	117
Post-employment benefits contributions, net of expense		16	12
Other		26	22
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid		1,407	1,384
Change in net operating assets and liabilities	20	(187)	(132)
Income taxes paid		(325)	(93)
Interest paid		(216)	(200)

Cash provided by operating activities		679	959

Investing activities:
Capital expenditures		(484)	(593)
Additions to program rights		(12)	(15)
Changes in non-cash working capital related to capital expenditures and intangible assets		(116)	(129)
Other		(6)	(19)

Cash used in investing activities		(618)	(756)

Financing activities:
Net proceeds received from (repayments of) short-term borrowings	13	22	(1,417)
Net (repayment) issuance of long-term debt	14	(1,450)	2,885
Net (payments) proceeds on settlement of debt derivatives and forward contracts	11	(2)	90
Transaction costs incurred	14	—	(16)
Principal payments of lease liabilities	15	(62)	(50)
Dividends paid		(252)	(253)

Cash (used in) provided by financing activities		(1,744)	1,239

Change in cash and cash equivalents		(1,683)	1,442
Cash and cash equivalents, beginning of period		2,484	494

Cash and cash equivalents, end of period		801	1,936

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	6	First Quarter 2021

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the three months ended March 31, 2021, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. These typical fluctuations are described in note 1 to our annual audited consolidated financial statements for the year ended December 31, 2020 (2020 financial statements). The COVID-19 pandemic (COVID-19) has significantly affected our operating results this quarter in addition to the typical seasonal fluctuations in our business, most notably in our Wireless and Media businesses. The decline in customer travel due to global travel restrictions has resulted in lower roaming revenue. The effect of a condensed NHL season this quarter compared to the postponement of games in the prior year has resulted in increased revenue this quarter.

Statement of Compliance
We prepared our interim condensed consolidated financial statements for the three months ended March 31, 2021 (first quarter 2021 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), following the same accounting policies and methods of application as those disclosed in our 2020 financial statements with the exception of new accounting policies that were adopted on January 1, 2021 as described in note 2. These first quarter 2021 interim financial statements were approved by RCI's Board of Directors (the Board) on April 20, 2021.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The notes presented in these first quarter 2021 interim financial statements include only significant transactions and changes occurring for the three months since our year-end of December 31, 2020 and do not include all disclosures required by International Financial Reporting Standards (IFRS) as issued by the IASB for annual financial statements. These first quarter 2021 interim financial statements should be read in conjunction with the 2020 financial statements.

All dollar amounts are in Canadian dollars unless otherwise stated.

Estimation Uncertainty
Due to the uncertainty surrounding the duration and potential outcomes of COVID-19, and the unpredictable and continuously changing impacts and related government responses, there is more uncertainty associated with our assumptions, expectations, and estimates. We believe the most significantly affected estimates are related to our expected credit losses and allowance for doubtful accounts.

Rogers Communications Inc.	7	First Quarter 2021

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
New Accounting Pronouncements Adopted in 2021
We adopted the following accounting standards and amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2021. These changes did not have a material impact on our financial results and are not expected to have a material impact in the future.
•Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, and IFRS 7), addressing issues that might affect financial reporting after the reform of an interest rate benchmark. There is significant uncertainty over the timing of when the replacements for IBORs will be effective and what those replacements will be. We will actively monitor the IBOR reform and consider circumstances as we renew or enter into new financial instruments.
•Amendments to IFRS 16, Leases, allowing lessees to not assess whether a COVID-19-related rent concession is a lease modification.

Recent Accounting Pronouncements Not Yet Adopted
The IASB has issued the following new standard and amendments to existing standards that will become effective in future years.
•IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts.
•Amendments to IAS 1, Presentation of Financial Statements - Disclosure of Accounting Policies, requiring entities to disclose material, instead of significant, accounting policy information.
•Amendments to IAS 8, Accounting Policies - Changes in Accounting Estimates and Errors, clarifying the definition of "accounting policies" and "accounting estimates".
•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current, clarifying requirements for the classification of liabilities as non-current.
•Amendments to IAS 16, Property, Plant and Equipment: Proceeds before intended use, prohibiting reducing the cost of property, plant, and equipment by proceeds while bringing an asset to capable operations.
•Amendments to IFRS 3, Business Combinations - Updating a Reference to the Conceptual Framework, updating a reference to the Conceptual Framework.
•IAS 37, Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts, specifying costs an entity should include in determining the "cost of fulfilling" a potential onerous contract.

We do not expect IFRS 17, Insurance Contracts, will have an effect on our consolidated financial statements. We are assessing the impacts, if any, the amendments to existing standards will have on our consolidated financial statements, but we currently do not expect any material impacts.

NOTE 3: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, and Media. All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. We follow the same accounting policies for our segments as those described in note 2 of our 2020 financial statements. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties, however eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are, collectively, our chief operating decision maker and regularly review our operations and performance by segment. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other (income) expense; and income tax expense.

Rogers Communications Inc.	8	First Quarter 2021

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
Information by Segment

Three months ended March 31, 2021	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue		2,074	1,020	440	(46)	3,488
Operating costs		1,061	533	499	4	2,097

Adjusted EBITDA		1,013	487	(59)	(50)	1,391

Depreciation and amortization						638
Restructuring, acquisition and other	6					45
Finance costs	7					218
Other expense	8					1

Income before income taxes						489

Three months ended March 31, 2020	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue		2,077	973	412	(46)	3,416
Operating costs		1,051	520	497	13	2,081

Adjusted EBITDA		1,026	453	(85)	(59)	1,335

Depreciation and amortization						639
Restructuring, acquisition and other	6					21
Finance costs	7					220
Other income	8					(14)

Income before income taxes						469

NOTE 4: REVENUE

Disaggregation of Revenue

	Three months ended March 31
(In millions of dollars)	2021	2020

Wireless
Service revenue	1,609	1,712
Equipment revenue	465	365

Total Wireless	2,074	2,077

Cable
Service revenue	1,018	971
Equipment revenue	2	2

Total Cable	1,020	973

Total Media	440	412

Corporate items and intercompany eliminations	(46)	(46)

Total revenue	3,488	3,416

Rogers Communications Inc.	9	First Quarter 2021

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
NOTE 5: OPERATING COSTS

	Three months ended March 31
(In millions of dollars)	2021	2020

Cost of equipment sales	470	378
Merchandise for resale	67	54
Other external purchases	1,055	1,132
Employee salaries, benefits, and stock-based compensation	505	517

Total operating costs	2,097	2,081

NOTE 6: RESTRUCTURING, ACQUISITION AND OTHER

During the three months ended March 31, 2021, we incurred $45 million (2020 - $21 million) in restructuring, acquisition and other expenses. These expenses in 2021 and 2020 mainly consisted of severance costs associated with the targeted restructuring of our employee base.

NOTE 7: FINANCE COSTS

		Three months ended March 31
(In millions of dollars)	Note	2021	2020

Interest on borrowings [1]		192	192
Interest on lease liabilities	15	18	17
Interest on post-employment benefits liability		4	3
(Gain) loss on foreign exchange		(3)	132
Change in fair value of derivative instruments		5	(126)
Capitalized interest		(4)	(5)
Other		6	7

Total finance costs		218	220
1Interest on borrowings includes interest on short-term borrowings and on long-term debt.

NOTE 8: OTHER EXPENSE (INCOME)

	Three months ended March 31
(In millions of dollars)	2021	2020

Losses (income) from associates and joint ventures	11	(3)
Other investment income	(10)	(11)

Total other expense (income)	1	(14)

Rogers Communications Inc.	10	First Quarter 2021

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
NOTE 9: EARNINGS PER SHARE

	Three months ended March 31
(In millions of dollars, except per share amounts)	2021	2020

Numerator (basic) - Net income for the period	361	352

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	505	505
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	1	1

Weighted average number of shares outstanding - diluted	506	506

Earnings per share
Basic	$0.71	$0.70
Diluted	$0.70	$0.68

For the three months ended March 31, 2021 and 2020, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the three months ended March 31, 2021 was reduced by $5 million (2020 - $10 million) in the diluted earnings per share calculation.

A total of 4,095,102 options were out of the money for the three months ended March 31, 2021 (2020 - 3,182,842). These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 10: FINANCING RECEIVABLES

Financing receivables represent amounts owed to us under device or accessory financing agreements that have not yet been billed. Our financing receivable balances are included in "accounts receivable" (when they are to be billed and collected within twelve months) and "financing receivables" on our interim condensed consolidated statements of financial position. Below is a breakdown of the financing receivable balances.

	As at March 31	As at December 31
(In millions of dollars)	2021	2020

Current financing receivables	1,270	1,058
Long-term financing receivables	744	748

Total financing receivables	2,014	1,806

NOTE 11: FINANCIAL INSTRUMENTS

Derivative Instruments
We use derivative instruments to manage financial risks related to our business activities. These include debt derivatives, interest rate derivatives, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

All of our currently outstanding debt derivatives related to our senior notes, senior debentures, and lease liabilities and expenditure derivatives have been designated as hedges for accounting purposes.

Debt derivatives
We use cross-currency interest rate agreements and foreign exchange forward agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes and debentures, lease liabilities, credit facility borrowings, and US dollar-denominated commercial paper (US CP) borrowings (see note 13). We designate the debt derivatives related to our senior notes, debentures, and lease liabilities as hedges for accounting purposes against the foreign exchange risk associated with specific issued and forecast debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Rogers Communications Inc.	11	First Quarter 2021

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three months ended March 31, 2021 and 2020.

	Three months ended March 31, 2021			Three months ended March 31, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	970	1.428	1,385

Commercial paper program
Debt derivatives entered	520	1.265	658	2,678	1.328	3,556
Debt derivatives settled	620	1.268	786	3,678	1.325	4,873
Net cash (paid) received			(2)			90

As at March 31, 2021, we had US$349 million notional amount of debt derivatives outstanding relating to our US CP program (December 31, 2020 - US$448 million) and nil notional amount of debt derivatives outstanding relating to our credit facility borrowings (December 31, 2020 - nil).

As at March 31, 2021, we had US$9,050 million (December 31, 2020 - US$9,050 million) in US dollar-denominated senior notes and debentures, of which all of the associated foreign exchange risk had been hedged using debt derivatives.

We did not enter into any debt derivatives related to senior notes issued during the three months ended March 31, 2021 or 2020.

Lease liabilities
Below is a summary of the debt derivatives into which we entered related to our outstanding lease liabilities for the three months ended March 31, 2021 and 2020.

	Three months ended March 31, 2021			Three months ended March 31, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	26	1.269	33	41	1.440	59
Debt derivatives settled	16	1.250	20	6	1.318	8

As at March 31, 2021, we had US$152 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2020 - US$142 million) with terms to maturity ranging from April 2021 to March 2024 (December 31, 2020 - January 2021 to December 2023), at an average rate of $1.335/US$ (December 31, 2020 - $1.352/US$).

Interest rate derivatives
From time to time, we use bond forward derivatives or interest rate swap derivatives (collectively, interest rate derivatives) to hedge interest rate risk on current and future debt instruments. Our interest rate derivatives are designated as hedges for accounting purposes.

During the three months ended March 31, 2021, we entered into interest rate swap derivatives to hedge the interest rate risk on US$2 billion of debt instruments we expect to issue in the future.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Rogers Communications Inc.	12	First Quarter 2021

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
Below is a summary of the expenditure derivatives we entered into and settled during the three months ended March 31, 2021 and 2020.

	Three months ended March 31, 2021			Three months ended March 31, 2020
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	120	1.250	150	342	1.339	458
Expenditure derivatives settled	225	1.360	306	225	1.298	292

As at March 31, 2021, we had US$1,485 million notional amount of expenditure derivatives outstanding (December 31, 2020 - US$1,590 million) with terms to maturity ranging from April 2021 to December 2022 (December 31, 2020 - January 2021 to December 2022), at an average rate of $1.332/US$ (December 31, 2020 - $1.342/US$).

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B Non-Voting common shares (Class B Non-Voting Shares) granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at March 31, 2021, we had equity derivatives outstanding for 5.0 million (December 31, 2020 - 4.6 million) Class B Non-Voting Shares with a weighted average price of $53.10 (December 31, 2020 - $51.82).

During the three months ended March 31, 2021, we entered into 0.4 million equity derivatives (2020 - 0.3 million) with a weighted average price of $60.98 (2020 - $56.08).

Additionally, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2022 (from April 2021).

Fair Values of Financial Instruments
The carrying value of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments. The carrying value of our lease liabilities approximates their fair value because the discount rate used to calculate them approximates our current borrowing rate. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or using market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair value of our interest rate derivatives is determined by discounting to the measurement date the cash flows that result from multiplying the interest rate derivative's notional amount by the difference between period-end market forward yields and the forward yield in each interest rate derivative.

The fair values of our equity derivatives are based on the quoted market value of Class B Non-Voting Shares.

Rogers Communications Inc.	13	First Quarter 2021

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:
•financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
•Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at March 31, 2021 or December 31, 2020 and there were no transfers between Level 1, Level 2, or Level 3 during the three months ended March 31, 2021 or 2020.
Below is a summary of our financial instruments carried at fair value as at March 31, 2021 and December 31, 2020.

	Carrying value		Fair value (Level 1)		Fair value (Level 2)
	As at Mar. 31	As at Dec. 31	As at Mar. 31	As at Dec. 31	As at Mar. 31	As at Dec. 31
(In millions of dollars)	2021	2020	2021	2020	2021	2020
Financial assets
Investments, measured at FVTOCI:
Investments in publicly traded companies	1,840	1,535	1,840	1,535	—	—
Derivatives:
Debt derivatives accounted for as cash flow hedges	1,338	1,405	—	—	1,338	1,405
Interest rate derivatives accounted for as cash flow hedges	58	—	—	—	58	—
Expenditure derivatives accounted for as cash flow hedges	1	—	—	—	1	—
Equity derivatives not accounted for as cash flow hedges	26	34	—	—	26	34

Total financial assets	3,263	2,974	1,840	1,535	1,423	1,439

Financial liabilities
Derivatives:
Debt derivatives accounted for as cash flow hedges	305	307	—	—	305	307
Debt derivatives not accounted for as cash flow hedges	15	12	—	—	15	12
Expenditure derivatives accounted for as cash flow hedges	110	109	—	—	110	109
Equity derivatives not accounted as cash flow hedges	1	—	—	—	1	—

Total financial liabilities	431	428	—	—	431	428

Below is a summary of the fair value of our long-term debt as at March 31, 2021 and December 31, 2020.

	As at March 31, 2021		As at December 31, 2020
(In millions of dollars)	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]

Long-term debt (including current portion)	16,613	18,802	18,201	22,006
1 Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy.

NOTE 12: INVESTMENTS

	As at March 31	As at December 31
(In millions of dollars)	2021	2020

Investments in:
Publicly traded companies	1,840	1,535
Private companies	100	97
Investments, measured at FVTOCI	1,940	1,632
Investments, associates and joint ventures	887	904

Total investments	2,827	2,536

Rogers Communications Inc.	14	First Quarter 2021

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
NOTE 13: SHORT-TERM BORROWINGS

Below is a summary of our short-term borrowings as at March 31, 2021 and December 31, 2020.

	As at March 31	As at December 31
(In millions of dollars)	2021	2020

Receivables securitization program	800	650
US commercial paper program	438	571

Total short-term borrowings	1,238	1,221

Below is a summary of the activity relating to our short-term borrowings for the three months ended March 31, 2021 and 2020.

		Three months ended March 31, 2021			Three months ended March 31, 2020
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	520	1.265	658	2,678	1.328	3,556
Repayment of US commercial paper	(620)	1.268	(786)	(3,685)	1.350	(4,973)
Net repayment of US commercial paper			(128)			(1,417)

Proceeds received from receivables securitization			150			—
Net proceeds received from receivables securitization			150			—

Net proceeds received from (repayments of) short-term borrowings			22			(1,417)

Receivables Securitization Program
Below is a summary of our receivables securitization program as at March 31, 2021 and December 31, 2020.

	As at March 31	As at December 31
(In millions of dollars)	2021	2020

Receivables sold to buyer as security	2,288	2,130
Short-term borrowings from buyer	(800)	(650)

Overcollateralization	1,488	1,480

Below is a summary of the activity related to our receivables securitization program for the three months ended March 31, 2021 and 2020.

	Three months ended March 31
(In millions of dollars)	2021	2020

Receivables securitization program, beginning of period	650	650
Net proceeds received from receivables securitization	150	—

Receivables securitization program, end of period	800	650

Rogers Communications Inc.	15	First Quarter 2021

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
US Commercial Paper Program
Below is a summary of the activity relating to our US CP program for the three months ended March 31, 2021 and 2020.

		Three months ended March 31, 2021			Three months ended March 31, 2020
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper program, beginning of period	449	1.272	571	1,223	1.298	1,588
Net repayment of US commercial paper	(100)	1.280	(128)	(1,007)	1.407	(1,417)
Discounts on issuance [1]	—	—	—	7	1.429	10
(Gain) loss on foreign exchange [1]			(5)			135

US commercial paper program, end of period	349	1.255	438	223	1.417	316
1 Included in finance costs.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 11). We have not designated these debt derivatives as hedges for accounting purposes.

Committed Facility
During the three months ended March 31, 2021, in connection with the proposed acquisition of Shaw Communications Inc. (Shaw) (see note 21), we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an amount up to $19 billion. The commitment remains subject to the satisfaction of conditions to effectiveness and drawing, including, without limitation, the completion of credit documentation in respect of such commitment and the completion of the Shaw transaction (see note 21). The commitment is only available to be drawn to fund part of the acquisition cost of the Transaction and to pay fees and expenses related to the Transaction. If drawn, any drawings must be repaid within 364 days. If undrawn, the facility terminates on the closing date of the acquisition. As at March 31, 2021, we had not drawn against the facility.

Rogers Communications Inc.	16	First Quarter 2021

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
NOTE 14: LONG-TERM DEBT

			Principal amount	Interest rate	As at March 31	As at December 31
(In millions of dollars, except interest rates)	Due date				2021	2020

Senior notes	2021		1,450	5.340%	—	1,450
Senior notes	2022	US	750	Floating	943	955
Senior notes	2022		600	4.000%	600	600
Senior notes	2023	US	500	3.000%	629	637
Senior notes	2023	US	850	4.100%	1,069	1,082
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	880	890
Senior notes	2026	US	500	2.900%	629	637
Senior notes	2027		1,500	3.650%	1,500	1,500
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior debentures [1]	2032	US	200	8.750%	252	255
Senior notes	2038	US	350	7.500%	440	446
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	629	637
Senior notes	2043	US	650	5.450%	817	827
Senior notes	2044	US	1,050	5.000%	1,320	1,337
Senior notes	2048	US	750	4.300%	943	955
Senior notes	2049	US	1,250	4.350%	1,572	1,592
Senior notes	2049	US	1,000	3.700%	1,258	1,273
					16,781	18,373
Deferred transaction costs and discounts					(168)	(172)
Less current portion					(943)	(1,450)

Total long-term debt					15,670	16,751
1Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at March 31, 2021 and December 31, 2020.

The tables below summarize the activity relating to our long-term debt for the three months ended March 31, 2021 and 2020.

	Three months ended March 31, 2021			Three months ended March 31, 2020
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (US$)	—	—	—	970	1.428	1,385

Net borrowings under credit facilities			—			1,385

Senior notes issuances (Cdn$)			—			1,500
Senior note repayments (Cdn$)			(1,450)			—

Net (repayment) issuance of senior notes			(1,450)			1,500

Net (repayment) issuance of long-term debt			(1,450)			2,885

Rogers Communications Inc.	17	First Quarter 2021

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

	Three months ended March 31
(In millions of dollars)	2021	2020

Long-term debt net of transaction costs, beginning of period	18,201	15,967
Net (repayment) issuance of long-term debt	(1,450)	2,885
(Gain) loss on foreign exchange	(142)	986
Deferred transaction costs incurred	—	(16)
Amortization of deferred transaction costs	4	3

Long-term debt net of transaction costs, end of period	16,613	19,825

As at March 31, 2021, we had nil outstanding under our revolving credit facility (December 31, 2020 - nil).

Senior Notes
Issuance of senior notes and related debt derivatives
During the three months ended March 31, 2021, we did not issue any senior notes or related debt derivatives. During the three months ended March 31, 2020, we issued $1.5 billion 3.64% senior notes due 2027

Repayment of senior notes and related derivative settlements
During the three months ended March 31, 2021, we repaid the entire outstanding principal amount of our $1.45 billion 5.34% senior notes at maturity. There were no derivatives associated with these senior notes. During the three months ended March 31, 2020, we did not repay any senior notes or settle any related debt derivatives.

NOTE 15: LEASES

Below is a summary of the activity related to our lease liabilities for the three months ended March 31, 2021 and 2020.

	Three months ended March 31
(In millions of dollars)	2021	2020

Lease liabilities, beginning of period	1,835	1,725
Net additions	112	134
Interest on lease liabilities	18	17
Interest payments on lease liabilities	(17)	(17)
Principal payments of lease liabilities	(62)	(50)
Other	—	1

Lease liabilities, end of period	1,886	1,810

NOTE 16: SHAREHOLDERS' EQUITY

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2021 and 2020.

Date declared	Date paid	Dividend per share (dollars)

January 27, 2021	April 1, 2021	0.50
		0.50

January 21, 2020	April 1, 2020	0.50
April 21, 2020	July 2, 2020	0.50
July 21, 2020	October 1, 2020	0.50
October 21, 2020	January 4, 2021	0.50
		2.00

On April 20, 2021, the Board declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on July 2, 2021 to shareholders of record on June 10, 2021.

Rogers Communications Inc.	18	First Quarter 2021

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above five cents per share.

NOTE 17: STOCK-BASED COMPENSATION

Below is a summary of our stock-based compensation expense, which is included in employee salaries, benefits, and stock-based compensation, for the three months ended March 31, 2021 and 2020.

	Three months ended March 31
(In millions of dollars)	2021	2020

Stock options	(5)	(7)
Restricted share units	13	8
Deferred share units	(1)	(8)
Equity derivative effect, net of interest receipt	9	25

Total stock-based compensation expense	16	18

As at March 31, 2021, we had a total liability recognized at its fair value of $165 million (December 31, 2020 - $204 million) related to stock-based compensation, including stock options, restricted share units (RSUs), and deferred share units (DSUs).

During the three months ended March 31, 2021, we paid $46 million (2020 - $29 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Stock Options
Summary of stock options
The tables below summarize the activity related to stock option plans, including performance options, for the three months ended March 31, 2021 and 2020.

	Three months ended March 31, 2021		Three months ended March 31, 2020
(in number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	4,726,634	$62.10	3,154,795	$61.82
Granted	947,520	$62.24	1,598,590	$62.56
Exercised	(10,988)	$58.45	(17,230)	$54.80
Forfeited	(38,922)	$71.63	(9,521)	58.45

Outstanding, end of period	5,624,244	$62.07	4,726,634	$62.10

Exercisable, end of period	2,216,385	$59.62	1,426,207	$56.48

We did not grant any performance stock options during the three months ended March 31, 2021 or 2020.

Unrecognized stock-based compensation expense related to stock option plans was $8 million as at March 31, 2021 (December 31, 2020 - $5 million) and will be recognized in net income over the next four years as the options vest.

Rogers Communications Inc.	19	First Quarter 2021

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
Restricted Share Units
Summary of RSUs
Below is a summary of the activity related to RSUs outstanding, including performance RSUs, for the three months ended March 31, 2021 and 2020.

	Three months ended March 31
(in number of units)	2021	2020

Outstanding, beginning of period	2,573,894	2,472,774
Granted and reinvested dividends	1,002,907	869,790
Exercised	(843,054)	(420,217)
Forfeited	(70,732)	(39,364)

Outstanding, end of period	2,663,015	2,882,983

Included in the above table are grants of 259,247 performance RSUs to certain key executives during the three months ended March 31, 2021 (2020 - 199,998).

Unrecognized stock-based compensation expense related to these RSUs was $83 million as at March 31, 2021 (December 31, 2020 - $50 million) and will be recognized in net income over the next three years as the RSUs vest.

Deferred Share Unit Plan
Summary of DSUs
Below is a summary of the activity related to DSUs outstanding, including performance DSUs, for the three months ended March 31, 2021 and 2020.

	Three months ended March 31
(in number of units)	2021	2020

Outstanding, beginning of period	1,619,941	1,741,884
Granted and reinvested dividends	16,513	18,424
Exercised	(58,500)	(92,677)
Forfeited	(99)	(9,477)

Outstanding, end of period	1,577,855	1,658,154

Included in the above table are grants of 1,894 performance DSUs to certain key executives during the three months ended March 31, 2021 (2020 - 4,400).

Unrecognized stock-based compensation expense related to these DSUs as at March 31, 2021 was nil (December 31, 2020 - nil). All other DSUs are fully vested.

NOTE 18: RELATED PARTY TRANSACTIONS

Controlling Shareholder
We enter into certain transactions with private companies controlled by the controlling shareholder of RCI, the Rogers Control Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three months ended March 31, 2021 and 2020 were less than $1 million, respectively.

Transactions with Related Parties
We have entered into business transactions with Transcontinental Inc., a company that provides us with printing services. Isabelle Marcoux, C.M., is chair of the board of Transcontinental Inc. and a Director of RCI.

Rogers Communications Inc.	20	First Quarter 2021

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of the related party activity for the business transactions described above.

	Three months ended March 31
(In millions of dollars)	2021	2020

Printing services	2	1

NOTE 19: CONTINGENT LIABILITIES

Wholesale Internet Costing and Pricing
In August 2019, in Telecom Order CRTC 2019-288, Follow-up to Telecom Orders 2016-396 and 2016-448 - Final rates for aggregated wholesale high-speed access services (Order), the Canadian Radio-television and Telecommunications Commission (CRTC) set final rates for facilities-based carriers' wholesale high-speed access services, including Rogers' third-party Internet access (TPIA) service. The Order set final rates for Rogers that are significantly lower than the interim rates that were previously billed and it further determined that these final rates will apply retroactively to March 31, 2016.

We do not believe the final rates set by the CRTC are just and reasonable as required by the Telecommunications Act as we believe they are below cost. On September 13, 2019, Rogers, in conjunction with the other large Canadian cable companies (Cable Carriers), filed a motion for Leave to Appeal pursuant to Section 64(1) of the Telecommunications Act with the Federal Court of Appeal (Court) and an associated motion for an interlocutory Stay of the CRTC Order. The Cable Carriers also filed an appeal to Cabinet and a review and vary application back to the CRTC. On September 27, 2019, the Court granted an Interim Stay suspending the Order until the Court rules on the Cable Carriers' motion for an interlocutory Stay of the CRTC's Order pending the Court's determination of the Cable Carriers' motion for Leave to Appeal. On November 22, 2019, the Court granted Leave to Appeal and an interlocutory Stay of the CRTC Order. The appeal was heard in June 2020. On September 10, 2020, the Court dismissed the Cable Carriers' appeal and simultaneously vacated the interlocutory Stay previously granted. On September 28, 2020, the CRTC issued a Stay of Order 2019-288 pending review of the appropriateness of the rates established in the Order. On November 12, 2020, the Cable Carriers filed a motion for Leave to Appeal the Court's decision with the Supreme Court of Canada. On February 25, 2021 the Supreme Court of Canada dismissed the request for leave without reasons.

Due to the CRTC's issuance of the Stay, and the significant uncertainty surrounding both the outcome and the amount, if any, we could ultimately have to repay to the resellers, we have not recorded a liability for this contingency at this time. The CRTC's order as drafted would have resulted in a refund of amounts previously billed to the resellers of approximately $225 million, representing the impact on a retroactive basis from March 31, 2016 to March 31, 2021. We estimate the ongoing impact would be between $10 and $15 million per quarter.

Outcome of Proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If circumstances change and it becomes probable that we will be held liable for claims against us and such claim is estimable, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Rogers Communications Inc.	21	First Quarter 2021

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)
NOTE 20: SUPPLEMENTAL CASH FLOW INFORMATION

Change in Net Operating Assets and Liabilities

	Three months ended March 31
(In millions of dollars)	2021	2020

Accounts receivable, excluding financing receivables	190	266
Financing receivables	(207)	(272)
Contract assets	171	279
Inventories	14	36
Other current assets	(186)	(65)
Accounts payable and accrued liabilities	(176)	(439)
Contract and other liabilities	7	63

Total change in net operating assets and liabilities	(187)	(132)

NOTE 21: SHAW TRANSACTION

On March 15, 2021, we announced an agreement with Shaw to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares for a price of $40.50 per share in cash, with the exception of the shares held by the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (Shaw Family Shareholders). The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Rogers Class B Non-Voting Shares on the basis of the volume-weighted average trading price for such shares for the ten trading days ended March 12, 2021, and the balance in cash. The acquisition (Transaction) is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt.

The Transaction will be implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta). A special committee of independent directors of Shaw has unanimously recommended the Transaction, and Shaw's Board of Directors has unanimously (with Bradley Shaw abstaining) approved the Transaction and unanimously recommends that Shaw shareholders (other than the Shaw Family Shareholders) vote to approve the Transaction. The Transaction requires the approval of Shaw's shareholders at a special shareholders meeting to be held on May 20, 2021 (Shaw Special Meeting). The Transaction is also subject to certain closing conditions, including court approval and the receipt of applicable approvals and expiry of certain waiting periods under the Broadcasting Act (Canada), the Competition Act (Canada), and the Radiocommunication Act (Canada) (collectively, Key Regulatory Approvals). Subject to receipt of all required approvals, the Transaction is expected to close in the first half of 2022.

In connection with the Transaction, we have entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an amount up to $19 billion. See note 13 for more information.

Rogers Communications Inc.	22	First Quarter 2021